
CITY OF LIGHT COLT
STANDOUT NEW YORK-BRED FROM THE FAMILY OF KENTUCKY DERBY WINNER FUNNY CIDE

$88 INVEST Offering Memorandum OFFERED BY DALMORE

"AN ATHLETIC, CEREBRAL COLT WHO MOVES & [illegible] HE'S DONE THIS BEFORE!"

- NICK HINES
BLOODSTOCK ADVISOR


HIP # 453
¼ MILE UNDER-TACK BREEZE


Colt
FOALED 04/29/2024


Trainer
GEORGE WEAVER


New York
RACING CIRCUIT

MyRacehorse once again teamed up with Ramiro Restrepo's Marquee Bloodstock to land a strapping, New York-bred son of City of Light who hails from the female family of 2003 Kentucky Derby winner, Funny Cide, for $350,000 at the Fasig-Tipton Midlantic May Two-Year-Olds in Training Sale.

READ FULL OVERVIEW HERE

This auction, which at previous renewals is where MyRacehorse purchased future champion sprinter Straight No Chaser; Restrepo bought 2023 G1 Kentucky Derby winner Mage; and where the same partnership acquired stakes winner and graded stakes-placed Reputation, featured a new format this year with no official times for the under-tack preview.

With slightly less pressure from the clock, consignors and riders mostly still breezed their offerings, but allowed them to do it more naturally and on their own than one would typically see at a 2-year-old in training sale. Hip 453 still showed plenty of speed through a :10.30 one-furlong breeze with a quarter-mile gallop out of :22.96 and 3/8 clocking of :36.27 on our team's watch (note that times in general at this sale, for which breezes are conducted over a conventional dirt surface, are not as fast as they are over the synthetic track at OBS).

The colt showed off an efficient, quick stride with great willingness and response to what encouragement the rider did provide.

Back at the barn, he caught the eye with his impressive physicality and particularly strong hind end. Just an Apr. 29 foal with plenty of development left to come, he's very correct and certainly looks the part of a future standout in the New York-bred ranks.

City of Light, a talented MG1SW in his own right by Quality Road, is best known as the sire of the brilliant Fierceness, the champion juvenile of 2023 who added the G1 Florida Derby and G1 Travers S. at three and then ran away with the G1 Pacific Classic S. at four before beginning an auspicious stud career in Kentucky. City of Light is also responsible for the active $1.685-million earner (and counting) Formidable Man, who has won a Grade 1 winner on the California turf in each of the last three seasons–most recently annexing the G1 Shoemaker Mile S. on May 25–and who finished second in last year's G1 Breeders' Cup Mile.

Hip 453's dam Rose' to Blame has two winners from two prior foals. She is by excellent broodmare sire Blame, whose eight highest-level winners to date include champion juvenile Forte, this year's G1 Santa Anita Derby hero So Happy and a Grade 1-winning daughter of City of Light's sire Quality Road in Hope Road.

Rose' to Blame hails from a very deep female family. She's half to a stakes winner and another graded stakes-placed runner, and her third dam produced MGSW/MG1SP millionaire Rule and MGSW/MG1SP Matrooh. Under her fourth dam is none other than arguably the most accomplished New York-bred of all time, Funny Cide, winner of the 2003 Kentucky Derby and Preakness.

After a post-sale respite at Oak Ridge Farm in Ocala, Florida, Rose' to Blame '24 will join the New York-based barn of trainer George Weaver. Weaver is best known for conditioning brilliant multiple Grade 1 winner and now highly regarded stallion Vekoma. Among Weaver's more recent standouts are last year's G1 Breeders' Cup Juvenile Turf Sprint heroine and recent G3 Mamzelle S. winner Cy Fair, who helped contribute to a career-best year for the barn in 2025 in which Weaver runners earned more than $7.3 million. He also now trains the aforementioned Reputation.

After this colt was purchased, Weaver reached out to the MyRacehorse team and asked to train him, calling the colt a "man amongst boys."


CITY OF LIGHT
QUALITY ROAD
PARIS NOTION
ROSE' TO BLAME
BLAME
SATIRICAL

SEE FULL PEDIGREE HERE

MEDIA



DETAILS

WORKOUTS RESULTS



FINANCIALS

SHARE PRICE	TOTAL OFFERING	MRH OWNERSHIP	EQUITY PER SHARE
$88	$440,000	50%	0.01%


$25.07
$36.75
$11.00
$13.20
$1.98

- ASSET COST
  Includes the initial purchase price of the horse plus relevant sales tax and the associated bloodstock fee. Series Rose to Blame '24 owns 50% of the underlying asset, which was purchased at auction for $350,000, plus a 5% bloodstock fee. Series Rose to Blame '24 consists of 5,000 shares.
- BROKERAGE FEE
- MANAGEMENT AND DUE DILIGENCE FEE
- ORGANIZATIONAL AND EXPERIENTIAL FEE
- OPERATING EXPENSE RESERVE

The target raise for this offering is $10,000.00, and the maximum raise is $440,000.00. The share price breakdown shown above will remain the same regardless of the total amount of funds raised, as any unsold shares when the series closes will be purchased by our managing partner, Experiential Squared.

Funding Progress

$0 / $440,000
Funds Raised

$88 INVEST Offering Memorandum



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